UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, October 2026

Commission File Number 001-41665

ARB IOT GROUP LIMITED

(Translation of registrant’s name into English)

Level 39, Marina Bay Financial Centre Tower 2

10 Marina Boulevard, 018983 Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Resignation of Chief Executive Officer, Chairman and Director

The board of directors (the “Board”) of ARB IOT Group Limited, a Cayman Islands exempted company (the “Company”), has received a resignation letter from Mr. Liew Kok Leong (“Mr. Liew”), pursuant to which he resigned as the Chief Executive Officer, Chairman of the Board and a director of the Company, effective October 23, 2026. Mr. Liew’s resignation is not the result of any disagreement with the Company on any matter relating to its operations, policies (including accounting or financial policies), or practices.

Appointment of Chief Executive Officer, Chairman and Director

The Board appointed Mr. (Alfred) Tan Choong Hau (“Mr. Tan”) as the Chief Executive Officer, a director and Chairman of the Board of the Company, effective October 23, 2026, to fill the vacancies created by Mr. Liew’s resignation as Chief Executive Officer, director and Chairman.

Mr. Tan, age 50, brings over 25 years of experience in corporate leadership, technology commercialization, international business development, and strategic operations management across Southeast Asia, Greater China, and the United States. His professional expertise spans Internet of Things (IoT), artificial intelligence (AI), technology enabled operations, product development, and cross-border business expansion. Mr. Tan has served as the Chief Executive Officer and Business Lead of TATAN Group in Cambodia since March 2006, where he oversees large-scale business operations and the implementation of advanced technology solutions. During his tenure, he has spearheaded the integration of IoT infrastructure, automated control systems, AI-powered analytics, and remote monitoring technologies across approximately 2,000 hectares of operations. He has also led the development and implementation of AI-driven management platforms to enhance operational efficiency, resource optimization, and business decision-making. In addition, Mr. Tan has served as an Executive Director of TATAN Agrotech Sdn Bhd since November 2021, where he is responsible for business expansion, technology deployment, strategic partnerships, and the transfer of technical expertise across regional markets. He is also a Founding Partner of Alliance Agrotech Sdn Bhd, a position he has held since April 2021, where he has been instrumental in establishing and commercializing specialized precision technology services and securing business relationships with major corporate clients, including Sime Darby Plantation. Earlier in his career, Mr. Tan served as Vice President of Marketing at Kindin Medical Research Institute in Beijing, China, from November 2002 to January 2006. During this period, he led international market expansion, established regional distribution networks, and drove substantial revenue growth across multiple markets. Mr. Tan served as Product Marketing Manager at US Software in Hillsboro, Oregon, United States, a developer of embedded networking software, and following its acquisition by Lantronix, Inc. (Nasdaq: LTRX), a technology company specializing in networking and connectivity solutions in December 2000, at Lantronix, from September 1998 to November 2002. In this capacity, he was involved in product strategy, technology commercialization, and the development of distribution networks across the Asia-Pacific region. He also established business relationships with leading global technology companies, including Motorola, Sony, Panasonic, Samsung, and LG. His other directorships included Usahasama Agrotech Sdn Bhd (since July 2025) and Agri Vegefresh Sdn Bhd (since June 2024). Mr. Tan holds a Bachelor of Business Administration (BBA) degree from Utah State University, United States, which he obtained in 1998.

The Company believes that Mr. Tan is qualified to serve as a director and Chairman of the Board due to his extensive leadership, technology commercialization, and international business experience.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (File No. 285785) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2026	ARB IOT GROUP LIMITED

	By:	/s/ (Alfred) Tan Choong Hau
(Alfred) Tan Choong Hau
Chief Executive Officer

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